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05039859

SO 3/23/05

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: ARAGON INVESTMENTS, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

129 Front Street
(No. and Street)

Hamilton (City) Bermuda (State) HM 12 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, CHIEF FINANCIAL OFFICER (312) 395-3121
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 02 2005 WASH. D.C. 185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

ARAGON INVESTMENTS, LTD.

AFFIRMATION

I, GERALD A. BEESON , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Aragon Investments, Ltd. (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/05

CITADEL LIMITED PARTNERSHIP Date
Manager and Commodity Pool Operator for the
Commodity Pool, ARAGON TRADING LTD
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald A. Beeson, Chief Financial Officer

Joyce G. Strickland

"OFFICIAL SEAL"
JOYCE G. STRICKLAND
Notary Public, State of Illinois
My Commission Expires 3/14/06

RECD S.E.C.
MAR 0 2 2005
1086

ARAGON INVESTMENTS, LTD.

(A Bermuda Exempted Company)
(SEC File Number 8-47733)

Statement of Financial Condition
as of December 31, 2004 and
Independent Auditors' Report and Supplemental Report
on Internal Control

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
ARAGON INVESTMENTS, LTD.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Aragon Investments, Ltd.:
Chicago, Illinois

We have audited the accompanying statement of financial condition of Aragon Investments, Ltd. (a Bermuda Exempted Company) (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

ARAGON INVESTMENTS, LTD.
(A Bermuda Exempted Company)

STATEMENT OF FINANCIAL CONDITION

for the year ended December 31, 2004
(Expressed in U.S. Dollars)

ASSETS

Cash and cash equivalents	$	219,500,692
Receivable from brokers and dealers		4,938,987
Receivable from futures clearing brokers		12,091,968
Securities owned, at fair value:		
Corporate stock (securities pledged of $25,126,645)		26,004,556
Interest and dividends receivable		272,825
Securities borrowed		2,477,909
Receivable from affiliate		13,824,340
Other assets		75,000
Total assets	$	279,186,277

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value:		
Corporate stock	$	39,726,765
Interest and dividends payable		280,637
Payable to affiliates		22,973,645
Total liabilities		62,981,047
Shareholder's equity		216,205,230
Total liabilities and shareholder's equity	$	279,186,277

See notes to statement of financial condition

ARAGON INVESTMENTS, LTD.
(A Bermuda Exempted Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004
(Expressed in U.S. Dollars)

Aragon Investments, Ltd. ("Aragon"), a Bermuda exempted company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Aragon, a wholly-owned subsidiary of Citadel Equity Fund Ltd. ("CEFL"), a Cayman Islands exempted company, engages primarily in proprietary investment activities. Citadel Kensington Global Strategies Fund Ltd. ("Kensington") is a shareholder and Citadel Antaeus International Investments Ltd. ("Antaeus"), Citadel Wellington Partners L.P. ("Wellington") and Citadel Wellington Partners L.P. SE ("Wellington SE") were shareholders of CEFL through December 31, 2004, when Wellington and Wellington SE completed operations. Citadel Wellington LLC ("Wellington LLC"), the successor entity of Wellington and Wellington SE, became a shareholder of CEFL on December 31, 2004. Citadel Limited Partnership ("CLP"), an Illinois limited partnership, is the Portfolio Manager of Kensington, Antaeus and CEFL, the Manager of Wellington LLC, the General Partner of Wellington SE and was the General Partner of Wellington and is responsible for managing all investment activities for Aragon. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission Kensington, Wellington LLC, CEFL, Aragon and Antaeus are and Wellington and Wellington SE were "commodity pools" operated by CLP. Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CLP, provides administrative and investment-related services to Aragon. Dundee Leeds Management Services (Cayman) Ltd. is responsible for providing certain administrative services for Aragon.

(1) Summary of Significant Accounting Policies:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of the statement of financial condition requires Aragon's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Aragon defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with original maturities of ninety days or less.

Investment and derivative assets and liabilities (collectively, "securities") are recorded in the statement of financial condition at fair value. Securities traded on an exchange are valued at the closing price. All other unlisted over-the-counter ("OTC") securities are valued at the mean of the closing bid and ask prices, based on valuations obtained from the counterparties to such securities or from other dealers in similar securities or for certain derivative financial instruments by reference to the underlying components whose economics such derivative financial instruments reflect. CLP may determine to use a different value for any security or derivative financial instrument, if CLP determines that doing so would better reflect fair value.

Proprietary securities transactions are recorded on the trade date, as if they were settled. Profit and loss arising from all securities transactions are recorded on a trade date basis.

Aragon periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation.

(1) Summary of Significant Accounting Policies, Continued:

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require Aragon to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, Aragon receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. Aragon monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Aragon continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Dividends from equity securities are recognized as income (expense) on the ex-dividend date and interest income (expense) is recognized on an accrual basis.

(2) Income Taxes:

There is currently no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax or capital transfer tax payable by Aragon. Aragon has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation, such tax shall not be applicable to Aragon until March 28, 2016.

(3) Transactions with Related Parties:

Pursuant to the Third Amended and Restated Broker-Dealer Trading Affiliate Administrative Services Agreement (the "Agreement"), effective December 1, 2003, Aragon must make payments to CIG for direct administrative, general and operating expenses paid by CIG on behalf of Aragon.

Aragon engages in securities borrowing and lending transactions with Citadel Trading Group L.L.C. ("CITG"). CITG is a NASD registered broker dealer that is owned by Wellington and Wellington SE. The financing costs associated with these transactions are determined at market levels and these positions are collateralized as a percentage of the fair value of the position in accordance with regulatory guidelines. The exposures relative to collateral posted are marked to fair value on a daily basis. As of December 31, 2004 pledged securities with a fair value of $25,126,645 were provided as collateral for securities borrowed with a fair value of $27,420,089.

The receivable from affiliates relates to prime broker related activities with its affiliate CITG. Payable to affiliates in the statement of financial condition consist of short-term cash funding between affiliates.

Certain of Aragon's accounts with various financial institutions have been guaranteed by Kensington and CEFL.

(4) Derivative Financial Instruments:

Derivative financial instruments traded by Aragon include futures, whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to

(4) Derivative Financial Instruments, Continued:

purchase or sell other financial instruments at specified future dates. A derivative financial instrument may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and include certain options contracts.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the underlying financial instruments are not. Aragon may use derivative financial instruments in the normal course of its business to take proprietary investment positions and to manage market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with Aragon's other investing activities. Aragon manages the risks associated with derivatives along with its proprietary investing activities in cash instruments as part of its overall risk management framework.

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded.

Credit risk for derivatives is based upon the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as futures and exchange traded options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. As of December 31, 2004, Aragon had no credit risk exposure related to its derivative financial instruments.

Derivative financial instruments generally reference notional amounts which are utilized solely as a basis for determining future cash flows to be exchanged. Notional amounts provide a measure of Aragon's involvement with such instruments, but are not indicative of economic exposure or potential risk, and therefore are not recorded on-balance-sheet. Derivative financial instruments are marked to fair value at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition in receivables from futures clearing brokers prior to the exchange of the related cash flows.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses for Aragon. Futures contracts can be closed out at the discretion of Aragon. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require Aragon to hold those positions until the delivery date, regardless of the changes in their value or Aragon's investment strategy. Exposure to market risk is managed in accordance with risk limits set by Aragon's buying or selling instruments or entering into offsetting positions. The estimated fair value of financial futures as of December 31, 2004 is a payable of $2,630,865 and is included in receivable

(Expressed in U.S. Dollars)

(4) Derivative Financial Instruments, Continued:

from futures clearing brokers on the statement of financial condition, since the balances can be offset with the same counterparty.

(5) Off-Balance-Sheet Risk:

Since Aragon does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from the holdings of the financial institutions themselves.

Aragon may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). Aragon is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, Aragon's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased, and net gains (losses) on investment transactions is correspondingly reduced in the statement of operations. To manage this market risk, Aragon may hold securities which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

(6) Share Capital:

As of December 31, 2004, Aragon had 12,000 authorized, issued and fully paid common shares, at a par value of $1.00 per share.

(7) Net Capital Requirements:

Aragon is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c 3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, Aragon is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2004, net capital was approximately $164 million in excess of the required minimum net capital.

(8) Subsequent Events:

Subsequent to December 31, 2004, redemptions of $80,500,000 were paid to Aragon's shareholder.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Portfolio Manager and Commodity Pool Operator for the Commodity Pool, ARAGON INVESTMENTS, LTD.
by: GLB Partners, L.P., its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Gerald Beeson, Chief Financial Officer

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 25, 2005

Aragon Investments, Ltd.
131 South Dearborn Avenue
Chicago, Illinois 60603

In planning and performing our audit of the financial statements of Aragon Investments, Ltd. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for the exemption from Rule 15c3-3 as the Company does not transact or carry accounts for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities account for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in

relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP